May 24, 2013

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Gogo Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed April 16, 2013
File No. 333-178727

Dear Mr. Spirgel:

This letter sets forth the responses of Gogo Inc. (the “Registrant” or the “Company”) to the comments contained in your letter, dated May 13, 2013, relating to Amendment No. 7 to the Registration Statement on Form S-1 File No. 333-178727, filed on April 16, 2013 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 9 to the Registration Statement (“Amendment No. 9”), which contains changes from the Registration Statement to reflect responses to the Staff’s comments on the Registration Statement. Enclosed with the paper copy of this letter are two copies of a clean version of Amendment No. 9, as well as four copies of a blacklined version of Amendment No. 9, marked to show changes from the Registration Statement filed on April 16, 2013. Page references in the responses below are to Amendment No. 9.

Prospectus graphics

1. We note your inclusion of “Operations-Oriented Communications Services” in the graphics on the inside and outside gatefolds to the prospectus. Given the stage of development of these services, provide your analysis of why it is appropriate to include references to operations-oriented communications services in your gatefold graphics, notwithstanding your disclosure that they are coming soon. In your analysis and through revised disclosure in your prospectus, discuss your stage of development of these services, whether you

Mr. Larry Spirgel	May 24, 2013
U.S. Securities and Exchange Commission

have received any governmental approvals or certifications (if needed), whether any airline or other aircraft operators have entered into an agreement for such services, whether the necessary operational applications have been developed, and when you believe that such services would be commercially available from you. We refer you to your risk factor “We may not be successful in our efforts to develop and monetize new products and services that are currently in development, including our operations-oriented communications services” on page 25.

The Company has revised the gatefolds to the prospectus and the disclosure throughout the prospectus to clarify that its operations-oriented communication services are currently operational and are being utilized by certain of its airline partners on a limited or trial basis. Further, as reflected in the revised disclosure, the Company is in the early stages of providing these services to certain of its airlines and other aircraft operators and the extent to which it provides these services is reliant on the continued development of additional and more sophisticated connectivity-based operational applications, as well as the adoption of such applications by airlines and aircraft operators. As the services provided by the Company to date do not require the installation or use of additional on-board equipment and operate through an aircraft’s existing connectivity service, no additional governmental approval or certification has been or currently is required for its use and the Company does not currently anticipate that any additional governmental approvals or certification will be required to provide such services in the future. Certain of the Company’s contracts with its existing airline partners and other aircraft operators include provisions that govern the Company’s provision of operations-oriented communications services, but the Company has not, to date, entered into a contract that obligates an airline or aircraft operator to purchase such services.

Prospectus Summary, page 1

2. Please revise your disclosure to substantially shorten your prospectus summary and eliminate repetitive disclosure. Currently, your summary contains a lengthy and detailed description of the company’s business, growth, market, advantages, business strategy, organizational history and other matters. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company’s business, business strategy and market. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, etc., consider listing these in a bullet-point format, with one sentence per bullet point.

In response to the Staff’s comment, the Company has revised the disclosure in the summary of the prospectus to reduce the amount of repetitive disclosure.

Mr. Larry Spirgel	May 24, 2013
U.S. Securities and Exchange Commission

3. Please identify the specific “airline partners” you refer to in your disclosure throughout the prospectus when discussing specific provisions of the connectivity agreements, including for example the provisions relating to termination fees and liquidated damages clauses of the agreements, including also discussing those airline partners that have agreed to upgrades in ATG-4 and satellite equipment in their domestic and international fleets. For example, please identify the “airline partners” in the following areas of disclosure:

•	page 2: “One of our airline partners has already agreed to install both our Ku-band satellite and ATG-4 in-flight connectivity…”;

•	page 17: “We have contracted with one of our existing North American airline partners to provide ATG-4 and Ku-band satellite equipment for installation on…more than 200 new aircraft…”;

•

page 17: “We have also contracted to provide Ku-band satellite equipment and our Gogo service to the international fleet of one of our North American airline partners, which currently consists of 170 aircraft”;

•

page 18: “Another contract with one of our airline partners, from which we derive a significant minority of our CA business revenue, permits our airline partner to terminate a portion or all of the contract after six years upon the payment of a termination fee.”

•

page 18: “For example, our contracts with our airline partners from which we derive a significant majority of our CA business revenue require us to credit or pay our airline partners liquidated damages on a per aircraft, per day basis if we are unable to install our equipment on aircraft by specified timelines. In addition, under contracts with certain of our airline partners for the provision of satellite-based connectivity service, if we are unable to install prototype or other initial aircraft fleets with our equipment by specified deadlines, we are required to pay our airline partners liquidated damages and/or cover a portion or all of the costs of installing alternative equipment on such aircraft.”

Please note this is a non-exclusive list of examples. Please revise your disclosure appropriately.

The Company respectfully advises the Staff that it has not revised the disclosure as requested to identify the specific “airline partners” which are referenced in the prospectus when discussing specific provisions of the connectivity agreements for the following reasons: First, the Company believes that disclosure of the identity of the specific airlines is not necessary for the protection of investors due to the fact each disclosure of a particular contractual provision is now made in the context of disclosure indicating the materiality of the relevant airline partner contract by either qualitatively or

Mr. Larry Spirgel	May 24, 2013
U.S. Securities and Exchange Commission

quantitatively disclosing the significance of the relevant contract in terms of revenue contribution to Gogo’s results or the number of aircraft to which the related airline partner contract relates (the Company has revised the disclosure in Amendment No. 9 to include such references to revenue contribution or number of aircraft where they were previously omitted). As a result, investors should be able to determine the materiality of the particular contract in question and, when read together with disclosure regarding a specific contract term, the significance of that contract term. Second, the Company respectfully advises the Staff that specifically identifying the airline partner to which a contractual provision relates would result in the disclosure of confidential information that could cause the Company competitive harm. The Company believes that such confidential information constitutes “trade secrets and commercial or financial information” that is not otherwise available or typically disclosed in the industry. As such, the Company has requested confidential treatment, where appropriate, for such provisions, and the Company refers the Staff to its requests for confidential treatment of certain terms of agreements filed as exhibits to the Registration Statement, dated March 21, 2012, May 9, 2013 and May 24, 2013 (the “CTR Requests”). As noted in the CTR Requests, the Company’s agreements with its airline partners are the product of extensive negotiations between the parties and contain carefully negotiated contractual provisions that reflect, among other things, the unique nature of each airline partners’ fleet. Affirmative disclosure of these provisions with respect to a specifically identified airline partner could cause substantial harm to the economic performance and competitive position of the Company in relation to its current agreements with existing airline partners and the Company’s ability to enter into agreements with new airline partners on favorable or commercially reasonable terms. In order to balance the need to preserve the Company’s competitive position with the need to provide investors with materially accurate disclosure in the prospectus, in the context of the CTR Requests, as noted above the Company has made disclosure of contractual provisions with respect to which CTR Requests relate in the context of disclosure indicating the materiality of the relevant airline partner contract by either qualitatively or quantitatively disclosing the significance of the relevant contract in terms of revenue contribution to Gogo’s results or the number of aircraft to which such contract relates. Finally, the Company believes that disclosure of the specific identity of its airline partners in the context of disclosure regarding the particular contractual provisions in question would impair the Company’s relationships with its existing airline partners. Specifically, contractual provisions and other information contained in the Company’s agreements with its airline partners is confidential and proprietary to the Company and to the relevant airline partner. Further, specifically identifying the particular airline to which a contractual provision relates would provide competing airlines with a more comprehensive and clear understanding of the arrangements between the Company and its most significant airline partners, which could enable those airlines to pursue contractual arrangements that could alter the competitive balance among airlines to the detriment of the Company’s primary airline partners, with the foreseeable result being an impairment of the Company’s working relationship with those airline partners.

Mr. Larry Spirgel	May 24, 2013
U.S. Securities and Exchange Commission

With respect to each of the specific disclosures identified by the Staff:

•

“One of our airline partners has already agreed to install both our Ku-band satellite and ATG-4 in-flight connectivity…”; “We have contracted with one of our existing North American airline partners to provide ATG-4 and Ku-band satellite equipment for installation on…more than 200 new aircraft…” (pages 2, 16 and elsewhere in the prospectus): For the reasons discussed above, the Company respectfully advises the Staff that it has not revised the disclosure as requested. Further, and with respect to the specific disclosure noted by the Staff, the Company notes that, while the identity of the airline partner to which this disclosure relates alone may not cause the Company competitive harm or otherwise adversely affect the Company’s relationship with that airline partner, the Company advises the Staff that identifying the particular airline partners in this instance would provide the bridge with which other airline partners would be able to make the connection to disclosures relating to more sensitive contractual provisions elsewhere in the prospectus, ascertain the identity of the particular airline partner in question and, as a result, would cause the kind of competitive or other harm to the Company discussed above.

•

“We have also contracted to provide Ku-band satellite equipment and our Gogo service to the international fleet of one of our North American airline partners, which currently consists of 170 aircraft” (page 16 and elsewhere in the prospectus): For the reasons discussed above, the Company respectfully advises the Staff that it has not revised the disclosure as requested. Further, and with respect to the specific disclosure noted by the Staff, the Company notes that, while the identity of the airline partner to which this disclosure relates alone may not cause the Company competitive harm or otherwise adversely affect the Company’s relationship with that airline partner, the Company advises the Staff that identifying the particular airline partners in this instance would provide the bridge with which other airline partners would be able to make the connection to disclosures relating to sensitive contractual provisions elsewhere in the prospectus, ascertain the identity of the particular airline partner in question and, as a result, would cause the kind of competitive or other harm to the Company discussed above.

•

“Another contract with one of our airline partners, from which we derive a significant minority of our CA business revenue, permits our airline partner to terminate a portion or all of the contract after six years upon the payment of a termination fee.” (page 17 and elsewhere in the prospectus): For the reasons discussed above, the Company respectfully advises the Staff that it has not revised the disclosure as requested.

Mr. Larry Spirgel	May 24, 2013
U.S. Securities and Exchange Commission

•

“For example, our contracts with our airline partners from which we derive a significant majority of our CA business revenue require us to credit or pay our airline partners liquidated damages on a per aircraft, per day basis if we are unable to install our equipment on aircraft by specified timelines.”; “In addition, under contracts with certain of our airline partners for the provision of satellite-based connectivity service, if we are unable to install prototype or other initial aircraft fleets with our equipment by specified deadlines, we are required to pay our airline partners liquidated damages and/or cover a portion or all of the costs of installing alternative equipment on such aircraft.” (page 17 and elsewhere in the prospectus): For the reasons discussed above, the Company respectfully advises the Staff that it has not revised the disclosure as requested.

4. Please disclose the percentage of both CA revenues and total revenues generated from use of the Gogo service by passengers flying on Delta Air Lines and American Airlines. In addition, address the risks associated with American Airlines’ pending bankruptcy proceedings.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 to disclose the percentage of both CA and total revenues generated from the use of the Gogo service by passengers flying on Delta Air Lines and American Airlines for the three months ended March 31, 2013. In addition, the Company has revised the disclosure on page 6 to address the risks associated with American Airlines’ pending bankruptcy proceedings.

5. In the carryover paragraph on pages 3-4, please clarify that your $23.6 million net income from 2011 was largely attributable to fair value derivative adjustments in the amount of $58 million. Also disclose the amount of your currently outstanding debt.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 to note the portion of its net income in 2011 that was attributable to fair value derivative adjustments and the amount of outstanding debt as of March 31, 2013.

Use of Proceeds, page 54

6. We note that you have substantially increased the amount of your outstanding debt. Please disclose whether you will be using any of the net proceeds of the offering to repay debt.

In response to the Staff’s comment, the Company has revised the disclosure on page 53 to clarify that the Company will not be using any of the net proceeds of the offering to repay debt. If the Company later determines that the proceeds from the offering are to be used to repay debt, then the Company will include the disclosure required by Instruction 4 to Item 504 of Regulation S-K.

Mr. Larry Spirgel	May 24, 2013
U.S. Securities and Exchange Commission

Principal and Selling Stockholders, page 169

7. Please revise your tabular disclosure to include a column providing the number of common shares offered by each selling stockholder in this offering.

In response to the Staff’s comment, the Company has revised the tabular disclosure on page 174 to include a column providing the number of common shares offered by each selling shareholder in this offering. The Company notes that it has not yet made a determination as to whether any shareholders will offer common shares for sale in this offering, and, as such, this column has not yet been completed with amounts. If the Company determines that no shareholders are to offer common shares in this offering, all references to selling stockholders, including the column referenced above, will be removed from the prospectus.

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If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-7334 or Morgan Hayes at (212) 909-6983.

Regards,

/s/ Matthew E. Kaplan
Matthew E. Kaplan

cc:	Marguerite M. Elias
Norman Smagley

Enclosures